UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 14, 2009

  GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: May 20, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN REPORTS PROGRESS IN QUARTER ENDING MARCH 31, 2009

May 14, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces results for the quarter ended March 31, 2009. Two of the highlights for the quarter were the good progress made with trial mining activities at Hollister in Nevada, USA and the development of two access points to the gold-bearing reef at the Burnstone Project in South Africa.

The company incurred a loss of CDN 4 cents per share compared to the CDN 1 cent for the December 2008 quarter. The loss per share for the December quarter was influenced by a Future Income Tax credit of CDN 10 cents per share. In the quarter ending March 31, 2009, revenue of CDN$11.8 million (Dec 08 - CDN$16.9 million), net of milling costs of CDN$3.6 million (Dec 08 - CDN$3.2 million), was realized from the sale of 18,189 gold equivalent ("Au eqv") ounces (Dec 08 - 29,726 Au eqv ounces) from trial mining at Hollister. Cash costs, excluding milling costs, were CDN$398 or US$320 per ounce. A total of 17,102 tons of ore containing 23,441 Au eqv ounces was extracted during the quarter.

Hollister had a stockpile of 23,375 tons containing an estimated 23,525 Au eqv ounces as at March 31, 2009. This material was shipped to Newmont's Midas Mill during early April and early May, following an agreement entered into in March 2009.

Subsequent to quarter end, the Company entered into a toll milling agreement with Yukon Nevada Gold Corp., which will allow for the treatment of Hollister ore at its recently re-opened Jerritt Canyon milling facility at a fixed charge of US$88 per ton. Recovery factors of gold and silver have been set at 88%. 5,017 tons of low grade material, stockpiled at Jerritt Canyon since 2008, has subsequently been milled. The agreement is a significant improvement on the current milling arrangements.

Total pre-development expenses for the Hollister and Burnstone Projects decreased from CDN$16 million to CDN$5.6 million quarter on quarter; these expenses were mainly incurred at Hollister. To date, CDN$62 million has been expensed for Hollister through the income statement and this will continue until the Amended Plan of Operations has been approved by the Bureau of Land Management (BLM) in Nevada. The Environmental Impact Study for Hollister was initiated during the quarter.

A New Order Mining Right was granted on October 29, 2008 by the Department of Minerals and Energy in South Africa for the Company's Burnstone Project area. This has permitted a change in accounting for pre-development costs and, accordingly, pre-development costs of CDN$5.8 million (Dec 08 - CDN$7.0 million) were capitalized.

Good progress continues to be made with the development of surface and underground infrastructure at the Burnstone Project. To May 4, 2009, 2,247 meters of decline development had been completed at Burnstone. The access decline continued beyond the reef elevation, with approximately 933 meters to vertical shaft position. The cross-cut to Block B3 has reached the Kimberley Reef elevation, and development to establish working places has been initiated. A total of 66 meters of development remains to access Block C before stope establishment for mining commences. As planned, considerable other underground development is also underway to prepare for build-up of production.

Sinking of the vertical shaft at Burnstone has continued and, at May 4, 2009, the shaft had reached a depth of 233 meters below surface. The final depth of the shaft is planned at 501 meters. Construction of the waste rock deposit facility was completed two weeks ahead of plan. The refurbishment of the mills continues to be on schedule and the tender to commence with the civil excavations for the Metallurgical facility was granted in early May.

At Hollister, underground waste development continued with 2,213 ft (674 m) being completed during the quarter and a total of 24,345 ft (7,420 m) completed to date. Underground evaluation and exploration drilling for other mineralized structures totaled 13,503 ft (4,092 m). Surface drilling totaled 1,449 ft (439 m). The exploration programs continue to encounter high grade intersections on the Clementine and Gwenivere vein systems, disseminated mineralization in the overlying Tertiary volcanic rocks (Blanket Zone) as well as further encouraging intersections from the Hatter Graben veins. A notable intercept in the Blanket Zone from HDB 69 completed in April was 0.73 oz/t over a 32.4 ft width. More follow up drilling is planned to understand the extent of this mineralization which can be accessed from the current underground infrastructure.

The refurbishment of the Esmeralda Mill is on track for commissioning in July 2009. An initial assessment of previous mining activities on the property, including the quantity and quality of available drilling, geological and mining related data has been initiated. This desk-top due diligence is providing a basis for prioritizing future exploration targets, as well as understanding the potential for outlining sustainable underground mineral resources. Preliminary observations and analysis of drill hole evaluation data from the previous open pit mining and underground development indicates a structurally controlled epithermal vein system, similar to the mineralization at Hollister. Plans to dewater the Prospect Decline are underway which will allow for an underground access and evaluation of possible future mining.

President and CEO Ferdi Dippenaar commented, "The Company had an improved quarter with excellent progress being made in various areas of the business. Activities at Burnstone are expected to gain momentum as mining and associated infrastructure is established. Our production target date of June 2010 remains intact. Our Hollister Project continues to generate excitement from ongoing exploration. An application has been submitted to commence with an exploration drive towards the Hatter Graben area, which will allow for more cost effective and focused exploration. The recovery of gold ounces from trial mining at Hollister allows for the funding of the necessary surface and underground infrastructure. This is an ideal situation to be in. The Esmeralda Mine could add an interesting dimension to Great Basin, but this project is still in its early stages."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer and Phil Bentley, Pr.Sci.Nat., Vice President Geology and Exploration for Great Basin are qualified persons and have reviewed this release on behalf of the Company.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9223
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.